August 2, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Susann Reilly

Dear Ms. Reilly:

Re:	Vim Beverage, Inc.
Form S-1 filed December 28, 2009
File No.: 333-164033

Registration Statement Cover Page

1.	The EIN for VIM is 26-1855590.

Prospectus Cover Page

2.	We have revised the disclosure to read “commence our business operations as planned”. See cover page 2.

3.	We have included the date of the prospectus on the prospectus cover page.

Prospectus Summary, page 1

4.

Part of our marketing of VIM relies heavily on the design of the bottle. Our bottle will be very unique. Most glass manufacturers would never attempt to manufacture a bottle with such complexities. Our boutique nature will allow us to find a small-volume (almost handmade) glass manufacturer for our needs. We are in discussions with World Bottles to help us achieve what we are looking to do. We also plan to have celebrities collaborate on special edition releases which feature his/her custom-designed graphics and flavors. Part of the proceeds will either go to the artist or to their charity of choice. To our knowledge this has not been done in the beverage industry.

We are in negotiations with two parties for glacial water located in the Toba Valley.

One license held by Ed Charlton we have come to negotiate a 600,000 gallon purchase of glacial water, first 300,000 gallons at $0.05/gallon and an option to purchase an additional 300,000 gallons at $0.01/gallon. But nothing has been formalized in a contract.

The other party is the Klahoose First Nations, which inherently own the land in Toba Inlet. They are preparing the water license applications to the BC Ministry of Environment. They have indicated they would like a joint venture with us. We have met several times and further discussions are still needed.

Risk Factors, page 4

5.	We have revised the disclosure throughout to state “no operations”.

Security Ownership of Certain Beneficial Owners and Management, page 8

6.	We have updated the beneficial ownership table to February 28, 2010.

7.	We have reconciled this disclosure. See page 9.

Product Description – Vim Pure, page 10

9.	We have clarified the disclosure throughout this section to make it clear that we have not manufactured any of our products to date.

10.

Below is a business plan that discusses the steps we need to take to implement our business, the proposed time frame for each step, the estimated costs for each step, and the impact a lack of funding would have upon same:

1.	Bottle design and label design. Cost $15,000.00 (1 month)

2.	Production of the bottles. Cost $120,000.00 (3-4 months)

3.

PURE line:

A.	Transport glacial water via barge. Cost $4,800.00 (1-2 days)
B.	Cost of 300,000 Gallons of water: $9,000.00
C.	Bottle the water via co-packer. Cost $60,000.00 (30 days)
D.	Transportation to warehouse for distribution. Cost: $18,000.00

DNA line:

A.	Formulate at least 3 SKUs or different flavored waters with beverage formulators (1-2 months)
B.	Cost of formulation and ingredients: $174,000.00
C.	Use a co-packer to bottle. Cost $60,000.00 (30 days)
D.	Transportation to warehouse for distribution. Cost $18,000.00

This stage is of funding is critical as this is where we will produce our final product for retail distribution. The lack of funding in this stage will affect our ability to put out a product.

Marketing, page 11

11.

The buyout of Glaceau’s Vitaminwater was referenced in the New York Times article in 2007 because that was the year the buyout occurred. Since then Vitaminwater, is a wholly-owned subsidiary of Coca Cola Company.

The second referenced article in 2007 can be updated to 2009. In 2007 Nestle held a 30.4 percent market share of US market. In 2009 they hold 35 percent of the US market (as per this link: http://www.nestle-watersna.com/pdf/At_A_Glance_2009.pdf).

Guerrilla Marketing, page 12

12.

The whole concept of guerrilla marketing is marketing that is distinctly different than traditional marketing, which is extremely costly. Our marketing efforts include street teams or our staff handing out samples. Stickers, posters, free endorsements and placements through various friends and celebrities. Extensive use of social networking sites such as MySpace and Facebook. Our non-conformist way of thinking will allow for marketing on a grassroots level.Some funds will be needed but at a much smaller scale than traditional media, such as television spots, magazine advertisements, and billboards, etc.

13.	We have removed all references to companies that we plan to utilize for our proposed business.

Design and Packaging, page 12

14.	We have removed all references.

Competition, page 12

15.	We have discussed our competitive position in the industry as required by Item 101(h)(iv) of Regulation S-K.

16.	We have removed all of these references.

Manufacture, page 13

17.

Aaron Suen, Beluga Beverages CEO, is also a director of Bite Ltd. in Hong Kong. At the moment Bite has ten food and beverage establishments strategically located in upscale grocers, department stores, and malls. Bite Ltd. Has a unique relationship with our landlords. In some instances they are also our partners. Most of Bite’s business is focused in Hong Kong, China but they also have units in Korea and Thailand. We believe these relationships will allow us easily to place our products on trial basis with little effort or expenditures.

Pricing, page 14

18.	We have provided the basis for the estimates provided in this section. See page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

19.

We have provided the cash balance as of the most recent practicable date. We have also clarified the amount needed to complete the initial phase of our business plan. Lastly, we have disclosed how long we can rely upon our cash reserves before we will need additional funding.

20.	We have discussed what we will do if we abandon our business plan.

Description of Capital Stock, page 20

21. We have attributed this statement to counsel.

Legal Matters, page 23

22.	We have filed counsel’s consent to have its name in the prospectus as an exhibit to the registration statement.

Financial Statements, page 23

23.	We have updated our disclosure to indicate that the financial statements are required by Article 8 of Regulation S-X, rather than Item 310 of Regulation S-B.

24.	We have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Item 15 Recent Sales of Unregistered Securities, page 33

25.	We have disclosed the consideration of the sales of securities.

26.	We have indicated the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the prior sales of securities.

27.	We have revised to disclose this transaction and have provided the disclosure required by Item 701 of Regulation S-K.

If you require any additional information please do not hesitate to contact me.

Sincerely,

Aaron Suen

President, VIM Beverage, Inc.